Exhibit 21

SUBSIDIARIES OF COPYTELE, INC.

Name of Company and Name Doing Business	Jurisdiction of Organization

CopyTele International Ltd.	British Virgin Islands

CopyTele Marketing Inc.	British Virgin Islands

CTI Patent Acquisition Corporation	State of Delaware

J-Channel Industries Corporation	State of Delaware

Loyalty Conversion Systems Corporation	State of Delaware

Secure web Conference Corporation	State of Delaware